                     [Energy West, Incorporated letterhead]

                                December 1, 2003

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         Energy West, Incorporated (CIK: 0000043350)
            Request for Withdrawal of Form Type: U-1
            Application No. 070-10170

Ladies and Gentlemen;

Pursuant to Rule 477 (a) under the Securities Act of 1933, we hereby request the immediate withdrawal of the Form U-1 application for Energy West, Incorporated
(the "Company") under the File No. 070-10170 ("Application") (EDGAR submission type U-1) accepted by the Securities and Exchange Commission on September 23,
2003 (Accession Number: 0000922907-03-000437).

The application is no longer warranted as we have been informed that the Turkey
Vulture Fund XIII, Ltd. and J. Michael Gorman no longer collectively own more than 10% of the outstanding securities of the Company. Accordingly, we request a withdrawal of the Application by the Commission as soon as possible.

If you have any questions regarding the Application for withdrawal, please contact John C. Allen, Interim President and CEO, at (406) 791-7503.

                                     Sincerely,

                                     Energy West, Incorporated

                                     By: /s/ John C. Allen
                                        ----------------------------------------
                                        John C. Allen, Interim President and CEO